SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTORS CONTACT investor.relations@homex.com.mx
Homex Reports Fourth Quarter and Full Year 2011 Results	Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Total Housing Revenue Growth of 18.1 percent for the Fourth Quarter and Full Year growth of 11.2 percent, and EBITDA Margin of 21.0 and 21.6 percent, respectively, in Line with Annual Guidance.

Culiacan Mexico, February 27, 2012—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Fourth Quarter and Full Year ended on December 31, 2011[1].

Financial Highlights

•

Total Housing revenue for the fourth quarter of 2011 increased 18.1 percent to Ps. 6.3 billion (US$449 million) from Ps. 5.3 billion (US$434 million) for the same period in 2010. Mexico Division housing revenue growth for the fourth quarter of 2011 was 14.4 percent, mainly driven by a 34.6 percent growth in the Affordable Entry-level (AEL) segment.

•

For the full year 2011, total revenues rose 10.5 percent to Ps.21.7 billion (US$1.6 billion) from Ps.19.7 billion (US$1.4 billion) in 2010. Total Housing revenue for the full year 2011 grew 11.2 percent to Ps.20.5 billion (US$1.5 billion) from Ps.18.5 billion (US$1.3 billion) during the same period of 2010. For the full year 2011, Mexico Division housing revenue grew 8.9 percent to Ps.19.9 billion (US$1.4 billion) from Ps. 18.3 billion (US$1.3 billion) during the same period of 2010. Brazilian operations contributed 2.8 percent of total revenue in 2011.

•

In the fourth quarter of 2011, the total number of titled homes increased 29.5 percent when compared to the fourth quarter of 2010, driven by a 32.0 percent quarter-over-quarter growth in the Company’s titled units in Mexico’s Affordable Entry level (AEL) segment, in line with the Company’s continued strategy of increased focus on the AEL segment of the housing market, its core business. For the full year 2011, total volume of titled homes rose 18.4 percent, from 44,347 units to 52,486 units. The AEL segment in Mexico represented 91.2 percent of Homex total volume at year end.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Fourth quarter and full year 2011 and 2010 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps13.9787 per US$1.00. Fourth quarter and full year 2011 financial information is unaudited and subject to adjustments.
Percentage change expressed in basis points is provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	2

7

Financial Highlights

•

Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the recent quarter was Ps.1,350 million (US$97 million), a 12.2 percent increase from the Ps.1,203 million (US$86 million) reported in the fourth quarter of 2010. Adjusted EBITDA margin increased 116 basis points to 21.0 percent in the fourth quarter of 2011 from 19.8 percent in the fourth quarter of 2010. For the full year, adjusted EBITDA improved by 11.4 percent to Ps.4,688 million (US$335 million) from Ps. 4,207 million (US$301 million). Adjusted EBITDA margin for the full year 2011 was 21.6 percent, an increase of 18 basis points compared to 21.4 percent during 2010.

•

Net income (adjusted by non cash, Foreign Exchange (FX) effects) for the fourth quarter of 2011 was Ps.404.1 million (US$28.9 million) or a 6.3 percent margin compared to Ps.500.0 million (US$35.8 million) a margin of 8.2 percent reported in the same period of 2010. This was principally due to higher capitalized financing costs from higher FX losses and the depreciation of the Mexican peso against the U.S. dollar. For the full year 2011, net income margin (adjusted by non cash, FX effects) was 8.1 percent, stable when compared to 8.4 percent during the full year 2010.

•

As of December 31, 2011 Homex’ Working Capital Cycle was 645 days, an improvement of 18 days from 663 days as of September 30, 2011 and an improvement of 7 days when compared to December 31, 2010. The improvement mainly derives from an inventory decrease as a result of the Company’s land acquisition replacement strategy.

•

As of December 31,2011, Homex’ Free Cash Flow generation (adjusted by non cash FX effects)[2] was negative at Ps.780 million (US$46 million), while the Company’s Mexico’s Division generated a positive cash flow of Ps.103 million (US$7.4 million), primarily the result of the stability of its working capital cycle. The Company presents Free Cash Flow according to the Changes in Financial Position accounting methodology pursuant to Mexican Financial Reporting Standards (MFRS), which includes Non-Cash Foreign Exchange effects.

2 The Company presents Free Cash Flow according to the Changes in Financial Position accounting methodology pursuant to Mexican Financial Reporting Standards (MFRS), which includes Non-Cash Foreign Exchange effects.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	3

Commenting on fourth quarter and full year results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

” For Homex, 2011 was a year of adapting to challenges and opportunities, and we believe that overall, we ended the year once again well positioned for the intermediate term, both strategically and operationally. ”

“In Mexico, we were able to successfully mainstream vertical construction into our product offering. We are proud to be the first Company among our peers to successfully make this transition; and as a result, today we have the highest proportion of vertical construction in our developments. We are strategically positioned to benefit further from government incentives earmarked for homebuilders who are committed to the creation of better planned communities in Mexico, with housing developments that provide for increased density through vertical construction. Importantly, this successful transition reflects our innovative spirit of leadership, always in the vanguard of the homebuilding industry, finding and adapting to new and best practices, while continually seeking to improve our business model, ultimately for the benefit of our customers. For the year, in Mexico, we grew our housing revenues by 8.9 percent, titling 51,421 units, 91.2 percent of which were in the Affordable Entry-level segment of the market.

“In Brazil, we showed remarkable improvement in our operations, growing our collected units from 326 to 1,065 units. This improvement reflects our continuing to gain practical knowledge and a better understanding of the dynamics at work in this country, which has resulted in more efficient working capital management.

“In our Infrastructure division, we continued to work with state and federal government agencies in the execution of different building service contracts which have contributed revenues of Ps.857million or 4 percent of our total revenues for the full year 2011. More importantly, we were also assigned to build and operate over a 20-year period two Federal Penitentiaries with a value of Ps.10.6 billion, which we expect could provide Homex a permanent and reliable source of revenues. Both penitentiary projects got underway successfully late in the fourth quarter of 2011, and we expect to record our initial construction progress in revenues in the first quarter of 2012.

“Regarding cash flow generation, we feel comfortable with our achieved results although we did not reach consolidated positive cash flow for the year. In Mexico, despite the fact that we increased vertical construction from five percent as of year-end 2010 to 40 percent as of year end 2011, we were able to deliver positive cash flow generation of Ps.103 million, reflecting our ability to generate cash under a business model that by nature requires an initially higher capital investment, while at the same time carrying a longer construction cycle.The negative consolidated cash flow reported of approximately Ps.780 million is mainly driven by our operations in Brazil, which continue to carry the initial negative result from the first phases of our projects there. Nonetheless, through the changes that we have made in that country, which today are reflected in improved collections, I feel comfortable that Brazil will continue to improve its working capital cycle.

“Regarding profitability, our 2011 results continue to show stability and resiliency, reflected in our EBITDA margin of 21.6 percent, which is in line with our 2011 guidance of 21 to 22 percent.

“For 2012, we feel confident that we are well positioned for continued, profitable growth as we have done our homework in every division, while shoring our financial resources with the successful issuance of US$400 million in bonds due in 2020, which also provides us with a more flexible balance sheet and significant improvement in our debt maturities. Overall, we feel confident in the quality and attractiveness of our product portfolio both in Mexico and Brazil; we are very pleased with the excellent work that we have performed in migrating into vertical construction and in our ongoing strategies to improve working capital management. We are encouraged by the opportunities we continue to see in under-served housing markets throughout the regions that we are operating in today, and the proven applicability of our business model in such markets with similar economic characteristics as Mexico. ”

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	4

FINANCIAL AND OPERATING HIGHLIGHTS					TWELVE-MONTHS
Miles de pesos	4Q'11 Thousands U.S Dollars (Convenience Translation)	4Q'11 Thousands of pesos	4Q'10	% Chg.	2011 Thousands U.S Dollars (Convenience Translation)	2011	2010	% Chg.
Volume (Homes)	15,345	15,345	11,848	29.5%	52,486	52,486	44,347	18.4%
Revenues	$459,998	$6,430,171	$6,064,679	6.0%	$1,553,600	$21,717,304	$19,652,309	10.5%
Housing Revenues	$448,987	$6,276,248	$5,312,641	18.1%	$1,468,282	$20,524,678	$18,465,229	11.2%
Cost	$362,707	$5,070,170	$4,116,856	23.2%	$1,151,714	$16,099,464	$13,727,484	17.3%
Capitalization of CFC	$36,161	$505,484	$225,397	124.3%	$97,527	$1,363,295	$758,332	79.8%
Gross profit	$97,291	$1,360,001	$1,947,823	-30.2%	$401,886	$5,617,841	$5,924,825	-5.2%
Gross profit adjusted by capitalization of CFC	$133,452	$1,865,485	$2,173,220	-14.2%	$499,412	$6,981,135	$6,683,157	4.5%
Operating income	$46,815	$654,407	$906,674	-27.8%	$202,956	$2,837,063	$2,944,446	-3.6%
Operating income adjusted by capitalization of CFC	$82,976	$1,159,891	$1,132,071	2.5%	$300,483	$4,200,358	$3,702,778	13.4%
Interest expense, net (a)	$18,746	$262,040	$228,974	14.4%	$85,026	$1,188,552	$963,531	23.4%
Net income	$17,761	$248,277	$411,702	-39.7%	$102,926	$1,438,768	$1,579,942	-8.9%
Net Income Adjusted by FX	$28,911	$404,141	$500,011	-19.2%	$126,307	$1,765,609	$1,649,534	7.0%
Adjusted EBITDA (b)	$96,558	$1,349,758	$1,202,905	12.2%	$335,383	$4,688,215	$4,207,347	11.4%
Gross margin	21.2%	21.2%	32.1%		25.9%	25.9%	30.1%
Gross margin adjusted by capitalization of CFC	29.0%	29.0%	35.8%		32.1%	32.1%	34.0%
Operating margin	10.2%	10.2%	15.0%		13.1%	13.1%	15.0%
Operating margin adjusted by capitalization of CFC	18.0%	18.0%	18.7%		19.3%	19.3%	18.8%
Adjusted EBITDA margin	21.0%	21.0%	19.8%		21.6%	21.6%	21.4%
Earnings per share in Ps.		0.76	1.23			4.30	4.72
Earnings per share in Ps. Adjusted by FX		1.21	1.49			5.27	4.93
Earnings per ADR presented in US$	0.72		0.53		1.84		2.03
Earnings per ADR presented in US$ Adjusted by FX	0.52		0.64		2.26		2.12
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7		334.7	334.7	334.9
Accounts receivable days						33	36
Inventory days						701	727
Accounts Payable days						89	111
WCC days						645	652

(a)

Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the fourth quarter and full year of 2011 and 2010.

(b)	US$ values estimated using an exchange rate of Ps.13.9787 per US$1.00 as of December 31, 2011
(c)	Common share/ADR ratio: 6:1

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	5

Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in three cities and two states in Brazil, as of December 31, 2011.

Titled volume. During the fourth quarter of 2011, titled home volume totaled 15,345 homes, an increase of 29.5 percent compared to the fourth quarter of 2010, driven by 32.0 percent quarter -over-quarter growth in the Affordable Entry-level (AEL) collected units in Mexico, in line with the Company’s continued strategy of increased focus on the Affordable Entry-Level segment of the housing market, its core business.

During the fourth quarter of 2011, homes sold in the Affordable Entry-level segment in Mexico accounted for 13,605 or 88.7 percent of total titled volume compared to 10,309 or 87.0 percent for the same period in the previous year. Middle income volume in the fourth quarter of 2011 decreased 6.3 percent to 1,442 homes from 1,539 homes during the fourth quarter of 2010, in line with the Company’s proactive strategy of reducing its exposure to the middle income segment, in response to the reduction in available mortgage financing in this segment. Middle income volume represented 9.4 percent of total titled volume during the fourth quarter of 2011, a decrease of 359 basis points when compared to 13.0 percent that the volume in this segment represented during the fourth quarter of 2010.

During the fourth quarter of 2011, the Company’s Affordable Entry-Level homes titled in Brazil totaled 298 units. It is worth noting that during the 2010 fourth quarter the Company did not record any titled homes from its international division. This result evidences significantly improved collection performance in Brazil compared to the same period in the previous year. During the recent quarter, homes titled in Brazil represented 1.9 percent of Homex total volume.

VOLUME
	4Q'11	% of Total	4Q'10	% of Total	Change 4Q11 / 4Q10	2011	% of Total	2010	% of Total	Change 11/10
Mexico
Affordable-Entry (from 2 to 11 times MW*)	13,605	88.7%	10,309	87.0%	32.0%	47,869	91.2%	39,253	88.5%	21.9%
Middle income (above 11 times MW*)	1,442	9.4%	1,539	13.0%	-6.3%	3,552	6.8%	4,768	10.8%	-25.5%
Total Mexico	15,047	98.1%	11,848	100.0%	27.0%	51,421	98.0%	44,021	99.3%	16.8%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	298	1.9%	0	0.0%	N.A.	1,065	2.0%	326	0.7%	226.7%
Total volume	15,345	100.0%	11,848	100.0%	29.5%	52,486	100.0%	44,347	100.0%	18.4%
*MW: Annual Minimum Wage

For the full year 2011, titled volume totaled 52,486 homes, an 18.4 percent increase from the 44,347 units titled during 2010. Affordable entry-level volume in Mexico increased by 21.9 percent in 2011 representing 91.2 percent of total titled volume. Middle-income titled volume decreased 25.5 percent compared to 2010 levels reflecting the Company’s strategy to reduce its exposure to the high-middle income segment and concentrate its product offering at a price where MIL homes can be readily financed through co-financing mortgage programs and in view of continued mortgage financing constraints through commercial banks and sofoles. The Company has continued to concentrate on increasing its market share in its core business (the Affordable Entry-level segment) where mortgage financing availability is strongly supported by INFONAVIT and FOVISSSTE, as well as state housing funds.For the full year 2011, the Company’s homes titled in Brazil totaled 1,065 units or 2.0 percent of total titled units during the year, a 226.7 percent increase from the 326 units titled or 0.7 percent of total titled units during 2010.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	6

The average price for all titled homes during the fourth quarter of 2011 was Ps.409 thousand, a decrease of 8.8 percent when compared to the fourth quarter of 2010. Homex’ average price decrease was mainly driven by an 18.7 percent decline in middle-income home prices as a result of Homex’ strategy to concentrate its product offering at a price where homes can be financed through co-financing programs within INFONAVIT and FOVISSSTE. During the quarter, the average price for the Affordable Entry-level segment was stable at Ps.344 thousand, a 2.0 percent increase when compared with Ps.338 thousand in the year ago period. Homex’ average price reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities in Mexico.

For the Fourth Quarter of 2011, the average price for homes titled in Brazil was Ps.664 thousand. The Company has continued to concentrate on a product offering affordable for families who earn between 3 to 6 times minimum wage, therefore taking full advantage of the government support through the mortgage program Minha Casa Minha Vida administered by the Caixa.

For the full year 2011, the average price for all Homex titled homes was Ps.391 thousand, a decrease of 6.1 percent when compared to 2010. The decline was mainly driven by a 12.5 percent decrease in the middle-income segment, following mortgage financing trends, where the Company’s clients are mostly financed through co-financing programs.

For the full year 2011, the average price for homes titled in Brazil was stable at Ps.562 thousand when compared with Ps.532 thousand during 2010.

AVERAGE PRICE
Thousands	4Q'11	4Q'10	Change 4Q11 / 4Q10	2011	2010	Change 11 / 10	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$344	$338	2.0%	$346	$334	3.5%	$204	$600
Middle income (above 11 times MW*)	$967	$1,189	-18.7%	$950	$1,086	-12.5%	$601	$1,500
Average price for all homes in Mexico	$404	$448	-9.9%	$388	$416	-6.7%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$664	N.A.	N.A.	$562	$532	5.8%	$511	$978
Average price for all homes	$409	$448	-8.8%	$391	$416	-6.1%

*Annual Minimum Wage
The Company categorized its titled homes during the quarter according to the price ranges presented above

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	7

Mortgage financing* . For the fourth quarter of 2011, 30.0 percent of the Company’s titled homes were financed through INFONAVIT. At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 28.0 percent of total titled units. During the quarter, titled units in Brazil, which are financed through the Caixa, represented 1.9 percent. Importantly, the Company has found alternative sources of financing for low income customers through state housing funds as well as financing for the affordable -entry level with commercial banks. During the quarter 40.1 percent of Homex’ customers were financed by commercial banks and other state housing funds.

*Sources of mortgage financing according to homes titled during the period.

On an accumulated basis as of December 31, 2011, 50 percent of the Company’s titled units were financed through INFONAVIT. Units titled through FOVISSSTE represented 21 percent while other sources of financing including commercial banks and other state housing funds represented 27 percent as a result of the Company’s strategy to pursue opportunities with state housing funds and commercial banks to originate mortgage financing opportunities for its affordable entry-level clients. Titled units through the Caixa in Brazil represented 2.1 percent of all mortgages financed through Homex in 2011.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	8

Geographic expansion. During the fourth quarter of 2011 and for the full year 2011, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. Homex is continuing to capitalize on the lack of effective competition from small and medium sized homebuilders who have continued to experience financing constraints, in addition to the natural barriers that have been created by the new stage of the Mexican Housing Industry, where the focus of creating better planned communities by increasing the density of projects through vertical prototypes today requires a higher level of specialization and technology.

In Brazil, during the year 2011, Homex did not open any new city, concentrating its operations at Sao Jose Dos Campos, Campo Grande and Marilia, the Company’s initial developments in the country.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	9

Financial Results

Revenues increased 6.0 percent in the fourth quarter of 2011 to Ps.6,430 million from Ps.6,065 million in the same period of 2010. Total housing revenues (including the Company’s operations in Brazil) in the fourth quarter of 2011 grew 18.1 percent compared to the same period of 2010, mainly driven by a growth of 34.6 percent to Ps.4,684 million in the Company’s Affordable Entry-level segment in its Mexico Division, reflecting the Company’s focus on the lower income housing segment. In Mexico, Homex benefits from continued and solid financing through INFONAVIT and FOVISSSTE as well as from CONAVI’s subsidy program where the Company is strategically positioned as the subsidy program prioritizes customers who acquire a vertical unit. As of December 31, 2011 Homex vertical product offering under construction represented 40 percent of total units.

During the fourth quarter of 2011, middle income level revenues decreased 23.8 percent to Ps.1,394 million from Ps.1,831 million in the year ago period as a result of the Company’s taking proactive measures to reduce its exposure to this sector and to increase its participation in the Affordable Entry-level market and low middle income segment in light of reduced mortgage financing availability through commercial banks and sofoles.

Reflecting the Company’s continued improvement in its first international endeavor at Brazil, Homex registered revenue of Ps.198 million during the quarter compared with Ps.896 thousand during the year ago period.

During the fourth quarter of 2011, other revenues were mainly attributable to the Company’s Infrastructure Division (without including revenues from the Federal Penitentiaries project) where the Company has different signed contracts with state and federal governments. These revenues decreased 79.5 percent, as expected, during the fourth quarter of 2011 to Ps.154 million from Ps.752 million during the year ago period. The decline derives from the fact that during the year ago period 63 percent of the Company’s total revenue from the Infrastructure Division was recorded during the fourth quarter, while during 4Q11 the Company only completed the last phase of the 2011 ongoing contract and had not yet begun the new signed contract with federal and state governments which has started as of 1Q12.

During the quarter the Company did not register any revenue from the construction of the Penitentiaries projects, as the Certificates of Construction Advance or “CAPS” were not approved on a timely basis. The advance on the construction of the projects was booked as construction in progress inventory during the quarter. The Company expects to recognize revenues from this work in the first quarter of 2012

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	10

During the fourth quarter of 2011, as a percentage of total revenues, Homex’ Housing Mexico Division represented 94.5 percent, where the Affordable Entry-Level represented 72.9 percent compared to 57.4 percent in the year ago period.
The middle income segment decreased to 21.7 percent during the recent quarter from 30.2 percent in the fourth quarter of 2010. Importantly, Brazil represented 3.1 percent of the fourth quarter 2011 total revenues, while during the year ago period the Company did not recognize any revenues from its operations in Brazil.Other revenues represented 2.4 percent of total revenues during the fourth quarter of 2011 from 12.4 percent during 4Q10, driven by lower revenue recognition of the Company’s infrastructure division.

For the full year 2011, revenues increased 10.5 percent to Ps.21,717 million from Ps.19,652 million in 2010, slightly below the Company’s yearly guidance of 12 to 14 percent. Total housing revenues (including the Company’s operations in Brazil) in 2011 increased 11.2 percent, mainly driven by a 26.2 percent growth within the Affordable Entry-Level segment from the Company’s Mexico Division, mainly from volume growth within the segment, confirming Homex’ focus on organic growth in Mexico in attractive home markets that provide continued growth opportunities. The Middle-income segment represented 15.5 percent of total revenues in 2011 compared to 26.3 percent in 2010 as a result of Homex taking proactive measures to reduce its exposure to the segment. Revenues from Brazil represented 2.8 percent during 2011 compared to 0.9 percent during 2010, reflecting Homex’ improved operations and gained experience in the country, thus confirming its ability to successfully replicate its housing business model in the lower income housing segment in countries with inherent housing demand.

REVENUE BREAKDOWN
Thousands of pesos	4Q'11	% of Total	4Q'10	% of Total	Change 4Q11 / 4Q10	2011	% of Total	2010	% of Total	Change 11/10
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 4,684,429	72.9%	$ 3,481,136	57.4%	34.6%	$ 16,551,878	76.2%	$ 13,115,384	66.7%	26.2%
Middle income (above 11 times MW*)	$ 1,394,096	21.7%	$ 1,830,609	30.2%	-23.8%	$ 3,374,123	15.5%	$ 5,176,573	26.3%	-34.8%
Total Mexico Housing Revenues	$ 6,078,525	94.5%	$ 5,311,745	87.6%	14.4%	$ 19,926,000	91.8%	$ 18,291,957	93.1%	8.9%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ 197,724	3.1%	$ 896	0.0%	21967.4%	$ 598,678	2.8%	$ 173,272	0.9%	245.5%
Total Housing Revenues	$ 6,276,248	97.6%	$ 5,312,641	87.6%	18.1%	$ 20,524,678	94.5%	$ 18,465,229	94.0%	11.2%
Other Revenues	$ 153,923	2.4%	$ 752,038	12.4%	-79.5%	$ 1,192,626	5.5%	$ 1,187,080	6.0%	0.5%
Total Revenues	$ 6,430,171	100.0%	$ 6,064,679	100.0%	6.0%	$ 21,717,304	100.0%	$ 19,652,309	100.0%	10.5%

*Annual Minimum Wage

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	11

Gross profit margin decreased to 21.2 percent in the fourth quarter of 2011 from 32.1 percent in the same quarter of last year principally due to the capitalization of Comprehensive Financing Cost (CFC), as the Company recorded a higher non-cash foreign exchange loss during the recent period. Pursuant to MFRS D-6, since 2007 the Company has been required to capitalize a portion of its CFC, which includes interest expense, exchange gains and losses, and monetary position gains and losses, and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the fourth quarter of 2011, the Company registered a non-cash foreign exchange loss, of Ps.126.4 million, caused by the 12.9 percent year-over-year depreciation of the Mexican peso against the U.S. dollar, compared to a non-cash foreign exchange gain of Ps.22.0 million recorded during the same period of last year. At the same time, capitalized interest expense was Ps.375.4 million during the fourth quarter of 2011 compared to Ps.245.1 million in the fourth quarter of 2010.

On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ gross margin for the quarter would have been 29.0 percent as compared to 35.8 percent during the same period last year. The margin decline reflects Homex’ product mix change, where the company has decreased its exposure to the middle income segment from 30.2 percent of total revenues as of 4Q10 to 21.7 percent during the recent period, reflected as well in the average price for all homes titled which decreased to Ps.404 thousand during 4Q11 from Ps.448 thousand in the year ago period. At the same time, during the quarter the Company also incurred additional COGS related to license and permits to adapt its projects to new density requirements and standards in relation to the Company’s migration to more vertical construction.

For the twelve months ended December 31, 2011, gross profit decreased 5.2 percent to Ps.5,618 million from Ps.5,925 million in 2010. As a percentage of total revenues, gross profit decreased 428 bps to 25.9 percent during 2011 when compared to 30.1 percent in 2010. On a pro forma basis (without considering the application of MFRS D-6 in 2010 and 2011) Homex’ gross margin for the year was 32.1 percent, compared to 34.0 percent in the same period of last year, mainly driven by Homex’ product mix change where middle income segment revenue contribution decreased from 26.3 percent during 2010 to 15.5 percent as of December 31, 2011. At the same time the lower margin reflects Homex’ lower average price for all homes titled in Mexico which decreased from Ps.416 thousand as of December 31, 2010 to Ps.388 thousand as of December 31, 2011 and the additional incurred COGS during the last quarter of the year.

	COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	December 31, 2011	December 31, 2010
Exchange Loss	$418,055	-$34,393
Interest Expense	1,426,673	975,616
Inflation accounting accumulated effect	13,954	-8,786
Total	$1,858,682	$932,437
COST OF SALES	4Q11	4Q10
Exchange Loss	$126,440	-$22,043
Interest Expense	375,452	245,151
Inflation accounting accumulated effect	3,593	2,289
Total	$505,484	$225,397

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	12

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the fourth quarter of 2011 decreased 619 bps to 11.0 percent from 17.2 percent for the fourth quarter of 2010. The decrease on SG&A was mainly a result of the Company’s continued efficiencies generated from the ongoing re-structuring of administrative personnel in both Mexico and Brazil, as well as from improved collections in Brazil.

For the full year 2011, total SG&A as a percentage of total revenues, decreased 236 bps to 12.8 percent from 15 percent for full year 2010. The decrease in SG&A for the full year 2011 is mainly derived from efficiencies generated during the year from the ongoing re-structuring of administrative personnel in both Mexico and Brazil

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(Thousands of pesos)	4Q11	% of Total revenues	4Q10	% of Total revenues	Change 4Q11 /4Q10	2011	% of Total revenues	2010	% of Total revenues	Change 2011 /2010
Selling general and administrative expenses	$705,594	11.0%	$1,041,149	17.2%	-32.2%	$2,780,778	12.8%	$2,934,852	14.9%	-5.2%
Beta Trademark Amortization	$0		$0	0.0%		$0	0.0%	$45,527	0.2%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$705,594	11.0%	$1,041,149	17.2%	-32.2%	$2,780,778	12.8%	$2,980,379	15.2%	-6.7%

Operating income . During the fourth quarter of 2011, operating income decreased 27.8 percent to Ps.654 million from Ps.907 million during the same period of 2010, mainly due to the capitalization of CFC as explained in the Gross Profit discusion, above. Operating income as a percentage of revenues was 10.2 percent in the fourth quarter of 2011 compared to 15.0 percent during 2010, the lower margin is mainly driven by a higher capitalization of CFC. On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011) Homex’ operating margin for the fourth quarter of 2011 was 18.0 percent compared to 18.7 percent during the same period of last year. The lower margin during the recent quarter mainly results from the Company’s product mix change where Homex has decreased its exposure to the middle income segment, a lower average price as previously explained and the additional incurred COGS in relation to license and permits to align projects to vertical construction.

In 2011, operating income decreased 3.6 percent to Ps.2,837 million compared to Ps.2,944 million in 2010. On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), operating income increased 13.4 percent to Ps.4,200 million during 2011 from Ps.3,703 million during the year ago period. Homex’ operating margin in 2011 improved 50 bps to 19.3 percent from 18.8 percent in 2010. The year-over-year improvement is mainly driven by lower SG&A expenses during 2011 as previously explained in the SG&A discussion.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	13

Net comprehensive financing cost (CFC) during the fourth quarter of 2011 was Ps.3.5 million compared to Ps.117.6 million during the fourth quarter of 2010. The lower cost of financing during the fourth quarter of 2011 reflects lower interest expense in the period.

As a percentage of revenues, net comprehensive financing cost was 0.1 percent in the fourth quarter of 2011 versus 1.9 percent in the fourth quarter of 2010. The main drivers of this result were the following:

a)	Net interest gain during the recent quarter was Ps.113.4 million compared to a gain of Ps.12.6 million in the fourth quarter of 2010.

a)	Foreign exchange loss registered in the fourth quarter of 2011 totaled Ps. 116.9 million compared to a loss of Ps.130.3 million in 2010.

For the full year 2011, net comprehensive financing cost as a percentage of revenues remained stable at 1.6 percent, compared to 1.6 percent during 2010.In absolute terms, net comprehensive financing cost increased to Ps. 340.3 million from Ps.314.7 million in 2010, mainly driven by the recognition of a foreign exchange loss of Ps.198.1 million during the full year 2011, compared to a loss of Ps.137.5 million during the previous year.

Foreign exchange exposure and currency derivatives. As of December 31, 2011, Homex’ U.S. Dollar denominated debt mainly relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that aims to effectively minimize the exchange risk in the dollar denominated interest payments for the 2012-2014 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the next three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference floating rate) at 4.95 percent. During the fourth quarter of 2011, the mark-to-market value of the principal amount of the Company’s 2015 bond was negative for approximately Ps.126.4 million as recognized in the results of operations; the principal -only swap instrument in connection with the US$250 million 2019 bond had a negative mark-to-market value of approximately Ps.12.2 million, as recognized on the balance sheet as of Decemer 31, 2011.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	14

Net income for the fourth quarter of 2011 was Ps.248.3 million or a 3.9 percent margin compared to Ps.411.7 million and a margin of 6.8 percent reported in the same period of 2010. The lower result during the fourth quarter of 2011 is mainly driven by a higher tax rate, which was 36.9 percent during 4Q11 compared with 22.6 percent as of 4Q10. The lower margin for the recent quarter derives from the lower gross margin and from non-cash foreign exchange (FX) effects. For the fourth quarter of 2011 net income margin, adjusted by FX effects, was 6.3 percent compared to 8.2 percent, adjusted by FX effects, for fourth quarter of 2010.

For the full year 2011, net income was Ps.1,439 million or a 6.6 percent margin compared to Ps.1,580 million and a margin of 8.0 percent for 2010. The lower result during 2011 was mainly affected by the recognition of the non-cash foreign exchange (FX) effects. Net income margin, adjusted by non-cash FX effects during 2011 was 8.1 percent compared to 8.4 percent during 2010.

Both periods were affected by a higher tax rate in relation to the tax provision for the recovery of VAT taxes. Please refer to Note 24(f) of the Company’s 2010 Audited Financial Statements filed with the Mexican Securities Commission (CNBV).

Earnings per share (EPS) for the fourth quarter of 2011 decreased to Ps.0.76, as compared to Ps.1.23 reported in the fourth quarter of 2010 driven by a higher tax rate during the fourth quarter of 2011 and a lower gross margin as explained in Net income discussion. EPS adjusted by non-cash foreign exchange (FX) effects during the fourth quarter of 2011 were Ps.1.21 compared to Ps.1.49 during 4Q10. For the full year, EPS were Ps.4.30, as compared to Ps.4.72 in 2010; the lower result during 2011 was mainly due to the non-cash foreign exchange (FX) effects. For the full year 2011 EPS adjusted by non-cash (FX) effects was Ps.5.27 as of December 31, 2011 compared to Ps.4.93 as of December 31, 2010.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	15

Adjusted EBITDA during the fourth quarter of 2011 increased 12.2 percent to Ps.1,349 million from Ps.1,203 million reported in the same period, last year. As a percentage of sales, adjusted EBITDA during 4Q11 improved 116 bps to 21.0 percent, compared to 19.8 percent in the same period last year.

Adjusted EBITDA margin for the full year 2011 remained stable at 21.6 percent compared to 21.4 percent during 2010, in line with the Company’s yearly guidance of 21 to 22 percent.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	4Q'11	4Q'10	2011	2010
Net Income	$253,726	$412,922	$1,429,238	$1,511,763
Depreciation	$162,275	$191,823	$432,238	$465,614
Capitalization of CFC	$505,484	$225,397	$1,363,295	$758,332
Beta Trademark amortization	$0	$0	$0	$45,527
Other expense and amortization	$285,041	$136,193	$285,041	$136,193
Net comprehensive financing cost	$3,539	$117,654	$340,319	$314,742
Income tax	$145,143	$120,134	$828,555	$906,997
Minority interest	-$5,449	-$1,220	$9,530	$68,179
Adjusted EBITDA	$1,349,758	$1,202,905	$4,688,215	$4,207,347

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	16

Land reserve. As a result of Homex’ rapid migration to higher density projects, with vertical construction as of December

31, 2011 representing approximately 40 percent of total homes under construction, since 3Q11, the Company has started to use a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the Affordable Entry-Level in Mexico. Currently, the estimated density for 40 percent of Homex’ Affordable -Entry projects has increased to 70 homes, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 439,210 homes, of which 407,064 are reserved for Affordable Entry-level homes, including land reserved for Homex’ Brazilian operations, and 32,146 for homes at a price point above Ps.601 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of December 31, 2011, was Ps.11.4 billion (US$816.1 million) . The Company now estimates that its current land bank, considering this new density standard, covers 6.4 years of future operations.

During the fourth quarter of 2011, Homex acquired additional land in Mexico for approximately Ps.749 million, in line with the Company’s conservative land bank replacement policy.

During 2011, Homex continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. For the full year 2011, the Company invested approximately Ps.900 million for land acquisitions, below its 2011 land acquisition budget of approximately Ps.1,700 million, including land in Mexico and Brazil.

Liquidity. During the fourth quarter of 2011, Homex’ debt position, on a quarterly basis, increased by 7.2 percent or Ps.1.0 billion to Ps.15,364 million from Ps.14,337 million as of September 30, 2011. Of this increase, Ps.320.5 million is related to the depreciation of the Mexican Peso against the US dollar, and thus does not represent additional debt. As of December 31, 2011, Homex’ weighted average debt maturity was 3.5 years, with 55 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.11,127 million as of December 31, 2011, including the effects of the depreciation of the Mexican peso relative to the U.S. dollar.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	17

On a yearly basis, Homex total debt increased from Ps.12,921 million or Ps. 2,443 million, out of which Ps. 1,333 million do not represent additional debt as this increase is related to the depreciation of the Mexican Peso against the US dollar. Year-over-Year, net debt adjusted by non cash FX effects increased by Ps. 851 million.

As of December 31, 2011, the Company had the following liquidity ratios:

	4Q11	4Q11 Pro-forma for FX 1
Total Debt	15,364	15,044
Net Debt (Ps. Million)	11,447	11,127
Debt to- total- capitalization ratio	52.7%	52.1%
Adjusted EBITDA-to-Net Interest Expense	3.04	3.04
Total Debt to EBITDA	3.25	3.21

1 Profoma using the exchange rate as of September 30, 2011. During the quarter the Company registered Ps.320.5 million of additional debt due to the its US dollar denominated debt which is recorded according to the exchange rate of the Mexican Peso to US dollars for the period.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	18

Working Capital Cycle

As a result of the 12.9 percent depreciation of the Mexican Peso against the US dollar, the Company registered a higher capitalization of Comprehensive Financing Cost (CFC) during 2011, mainly driven by a non-cash effect of the FX loss, which virtually increased the inventory. For your convenience we present the breakdown of our inventory and capitalization of CFC to show total inventory adjusted by this effect.

Ps Million	December 2010	March 2011	June 2011	September 2011	December 2011
Total Inventory	27,713	28,978	29,423	31,208	31,370
Capitalization of CFC	932	962	1,097	1,671	1,859
Total Inventory adjusted by capitalization of CFC	26,781	28,016	28,326	29,537	29,512

Days	December 2010	March 2011	June 2011	September 2011	December 2011
Accounts Receivable	36	32	32	32	33
Inventory days	727	732	741	742	701
Accounts Payable	111	108	113	111	89
Total WCC	652	656	660	663	645

The Company’s Working Capital Cycle (WCC) was 645 days compared to 652 days during 4Q10, the improvement was mainly driven by a 25 days decrease in inventory. On a sequential basis, WCC decreased 18 days from 663 days as of September 30, 2011.

•

Year-over-year total inventory decreased 26 days to 701 days from 727 days as of December 31, 2010. On an annual basis, inventory balance (adjusted by the capitalization of CFC) increased by Ps.2.7 billion mainly derived from the migration into vertical construction, where the initial invested capital is higher compared to horizontal construction, in addition to a longer construction cycle that vertical construction requires. As a percentage of total construction, vertical construction has increased to 40 percent as of December 30, 2011 compared to less than 5 percent as of December 31, 2010. In addition, the inventory balance increased due to infrastructure investments in our housing projects in Mexico made in advance to complete the building and infrastructure process simultaneously, as well as from construction investments in relation to the Company’s building contracts with the Mexican government.

Additionally during the last quarter of 2011, the Company started the construction of the penitentiaries, where Homex has booked approximately Ps. 105 million of construction in progress in relation to the start- up of these projects.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	19

•

Inventory days on a quarterly basis decreased to 701 days as of December 31, 2011 compared to 742 days as of September 30, 2011. On a quarterly basis, inventory balance (adjusted by the capitalization of CFC) decreased by Ps.25 thousand evidencing the Company’s ability to maintain its inventory balance stable while increasing vertical construction.

•

Accounts Receivable (AR) decreased 3 days from 36 days as of 4Q10 to 33 days as of 4Q11. The Company’s AR level for both periods reflect the balance from the infrastructure division due to the nature of contracts for which revenues are booked under the percentage of completion accounting methodology. On a quarterly basis, AR were stable, increasing by 1 day when compared to 32 days as of September 30, 2011.

•

Accounts Payable (AP) days decreased to 89 days when compared to 111 days as of 4Q10. The AP decrease when compared to 4Q10 derives from a decrease in days of credit with material suppliers from 89 days as of 4Q10 to 63 days as of 4Q11 reflecting liquidity and credit constraints incurred by the Company’s material suppliers resulting in lower days of credit for Homex. At the same time, AP related to land suppliers decreased by 5 days as a result of the Company’s strategy to follow a conservative land acquisition replacement strategy.

•

Quarter-over-quarter AP decreased 22 days mainly driven by lower days of credit with material suppliers as well as from a lower of AP from land suppliers as AP balance for land decreased from a Ps. 1,340 million as of September 30, 2011 to Ps.1,173 million as of December 31, 2011.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	20

During 4Q11, and as a result of the 12.9 percent depreciation of the Mexican Peso against the US dollar, the Company’s Changes in Financial Position (which according to Mexican Financial Reporting Standards has historically been presented as Free Cash Flow), reflect the booking of non-cash items due to the mark-to-market of the Company’s Principal -Only Swap coverage instrument, as well as from the capitalization of the FX loss registered in the inventory as previously disclosed above. On an annual basis, as of December 31, 2011 the Company had a total non-cash impact of Ps.1.2 billion out of Ps.1.9 billion negative result of the Company’s Changes in Financial Position as of December 31, 2011.

For the full year 2011, and excluding the non-cash FX effects, the Company generated a negative Free Cash Flow of Ps.780 million. Importantly, for the year, Homex’ Mexico Division generated a positive Free Cash Flow of Ps.103 million which reflects the Company’s ability to align its business model to vertical construction, creating better planned communities and an improved product offering for its clients while, at the same time generating positive Free Cash Flow.

The negative Free Cash Flow generation for the year is mainly explained by a negative cash flow from the Company’s operations in Brazil; nonetheless it is worth noting the important improvement that the Company has made in its operations at Brazil, and therefore the negative result reflects the initial negative carry from the first phases of its projects at the country.

In addition, during the quarter, the Company had a negative impact from the initiation of the Federal Penitentiaries project where Homex recognized approximately Ps.105 million in its construction -in-progress inventory. Additionally, during the year the Company acquired Ps.900 million of land, below its land acquisition budget for the year.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	21

2012 GUIDANCE:

	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	10% to 12%	58% to 61%
EBITDA Margin	21% to 22%	25% to 27%
FCFE	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	22

Recent Business Developments

Homex Executed Successful Placement of Private Offering of U.S.$400 million 9.750% Senior Notes due 2020

Homex completed on February 7, 2012 a private offering of U.S.$400 million of 9.750% Senior Notes due 2020 (the “Senior Notes”) . The Company intends to use the proceeds of the offering to repay principally existing short-term indebtedness, or approximately 32 percent of its total outstanding debt.

The successful placement of the Senior Notes, reaffirms investors’ recognition of Homex’ strong position in the homebuilding sector in México and Brazil, and reflects the market’s confidence in the Company’s new projects in relation to its infrastructure division, as well as Mexico’s positive housing outlook. The issuance of the Senior Notes strengthens the Company’s balance sheet, extending the average maturity of its debt obligations from an average of 3.6 years to an average of 5.5 years while maintaining healthy financial ratios.

To protect the Company from the Foreign Exchange risk the Company entered into a principal -only swap to hedge the foreign exchange risk associated with the principal amount of this debt at a rate of Ps.12.88 per U.S. dollar through 2020. For more information please see the Offering Material in the Company’s web site.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	23

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model at three cities in Brazil. Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which has been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico operations merging the Affordable Entry-level and middle income segments into the Mexico Division. In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three and twelve month periods ended December 31, 2011 and 2010, which includes the Consolidated Balance Sheets as of December 31, 2011 and 2010, and the Consolidated Statements of Income for the three- and twelve-month periods ended December 31, 2011 and 2010 and the and Consolidated Statement of Changes in Financial Position for the twelve-month period ended December 31, 2011 and 2010.

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	24

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF DECEMBER 31, 2011 WITH DECEMBER 31, 2010
(Figures in thousands of pesos)	Dec-11		Dec-10		Change 2011/2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,917,055	9.7%	3,435,222	9.6%	14.0%
Accounts receivable, net	1,977,495	4.9%	1,975,203	5.5%	0.1%
Inventories	31,370,421	77.8%	27,713,356	77.3%	13.2%
Other current assets	1,192,404	3.0%	748,159	2.1%	59.4%
Total current assets	38,457,374	95.4%	33,871,940	94.5%	13.5%

Property and equipment, net	786,137	2.0%	1,002,572	2.8%	-21.6%
Goodwill	731,861	1.8%	731,861	2.0%	0.0%
Other assets	335,590	0.8%	255,843	0.7%	31.2%
TOTAL	40,310,962	100.0%	35,862,216	100.0%	12.4%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	3,640,999	9.0%	1,898,117	5.3%	91.8%
Accounts payable	4,002,065	9.9%	4,230,161	11.8%	-5.4%
Advances from customers	669,851	1.7%	624,644	1.7%	7.2%
Accrued expenses and taxes payable	2,038,216	5.1%	1,569,281	4.4%	29.9%
Total current liabilities	10,351,132	25.7%	8,322,203	23.2%	24.4%

Long-term notes payable to financial institutions	11,723,138	29.1%	11,023,031	30.7%	6.4%

Swap Payable	12,226	0.0%	508,160	1.4%	-97.6%
Labor obligations	73,638	0.2%	90,478	0.3%	-18.6%
Deferred income taxes	4,337,714	10.8%	3,597,833	10.0%	20.6%
Total liabilities	26,497,847	65.7%	23,541,705	65.6%	12.6%

STOCKHOLDERS' EQUITY
Common stock	528,011	1.3%	528,011	1.5%	0%
Additional paid-in capital	3,188,808	7.9%	3,192,449	8.9%	-0.1%
Retained earnings	9,900,002	24.6%	8,470,764	23.6%	16.9%
Other stockholders' equity accounts	(190,248)	-0.5%	(247,725)	-0.7%	-23.2%
Excess in restated stockholders' equity	344,915	0.9%	344,915	1.0%	0.0%
Cumulative initial effect of deferred income taxes	(157,828)	-0.4%	(157,828)	-0.4%	0.0%
Majority stockholders' equity	13,613,660	33.8%	12,130,586	33.8%	12.2%
Minority interest	199,455	0.5%	189,925	0.5%	5.0%
TOTAL STOCKHOLDERS' EQUITY	13,813,115	34.3%	12,320,511	34.4%	12.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	40,310,962	100.0%	35,862,216	100.0%	12.4%

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	25

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2011 WITH THREE MONTHS 2010
(Figures in thousands of pesos)	4Q11		4Q10		Change 2011/2010

Affordable-entry level revenue	4,684,429	72.9%	3,481,136	57.4%	34.6%
Middle income housing revenue	1,394,096	21.7%	1,830,609	30.2%	-23.8%
Affordable-entry level revenue Brazil	197,724	3.1%	896	0.0%	21967.4%
Other revenues	153,923	2.4%	752,038	12.4%	-79.5%
TOTAL REVENUES	6,430,171	100.0%	6,064,679	100.0%	6.0%

COSTS	4,564,685	71.0%	3,891,459	64.2%	17.3%
Capitalization of CFC	505,484	7.9%	225,397	3.7%	124.3%
Interest	375,452	5.8%	241,584	4.0%	55.4%
FX ( gain) loss and inflation accounting effect	130,032	2.0%	(16,186)	-0.3%	-903.3%
TOTAL COST	5,070,170	78.8%	4,116,856	67.9%	23.2%

GROSS PROFIT	1,360,001	21.2%	1,947,823	32.1%	-30.2%

SELLING AND ADMINISTRATIVE EXPENSES	705,594	11.0%	1,041,149	17.2%	-32.2%

OPERATING INCOME	654,407	10.2%	906,674	15.0%	-27.8%
OTHER (EXPENSES) INCOME, NET	(257,448)	-4.0%	(257,183)	-4.2%	0.1%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	7,958	0.1%	33,658	0.6%	-76.4%
Interest income	(121,370)	-1.9%	(46,268)	-0.8%	162.3%
Foreign exchange (gain) loss	116,950	1.8%	130,264	2.1%	-10.2%
	3,539	0.1%	117,654	1.9%	-97.0%

INCOME BEFORE INCOME TAX	393,420	6.1%	531,836	8.8%	-26.0%

INCOME TAX EXPENSE	145,143	2.3%	120,134	2.0%	20.8%
NET INCOME	248,277	3.9%	411,702	2.0%	-39.7%
MAJORITY INTEREST	253,726	3.9%	412,922	6.8%	-38.6%
MINORITY INTEREST	(5,449)	-0.1%	(1,220)	0.0%	346.6%
NET INCOME	248,277	3.9%	411,702	6.8%	-39.7%
NET INCOME Adjusted by FX	404,141	6.3%	500,011	8.2%	-19.2%
Earnings per share	0.76		1.23
Earnings per share Adjusted by FX	1.21		1.49
Adjusted EBITDA	1,349,758	21.0%	1,202,905	19.8%	12.2%

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	26

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF TWELVE MONTHS 2011 WITH TWELVE MONTHS 2010
(Figures in thousands of pesos)	2011		2010		Change 2011/2010
REVENUES
Affordable-entry level revenue	16,551,878	76.2%	13,115,384	66.7%	26.2%
Middle income housing revenue	3,374,123	15.5%	5,176,573	26.3%	-34.8%
Affordable-entry level revenue Brazil	598,678	2.8%	173,272	0.9%	245.5%
Other revenues	1,192,626	5.5%	1,187,080	6.0%	0.5%
TOTAL REVENUES	21,717,304	100.0%	19,652,309	100.0%	10.5%

COSTS	14,736,169	67.9%	12,969,152	66.0%	13.6%
Capitalization of CFC	1,363,295	6.3%	758,332	3.9%	79.8%
Interest	1,046,427	4.8%	786,303	4.0%	0.0%
FX ( gain) loss and inflation accounting effect	316,867	1.5%	(27,971)	-0.1%	0.0%
TOTAL COST	16,099,464	74.1%	13,727,484	69.9%	17.3%

GROSS PROFIT	5,617,841	25.9%	5,924,825	30.1%	-5.2%

SELLING AND ADMINISTRATIVE EXPENSES	2,780,778	12.8%	2,934,852	14.9%	-5.2%
Beta trademark amortization	-	0.0%	45,527	0.2%	-100.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	2,780,778	12.8%	2,980,379	15.2%	-6.7%

OPERATING INCOME	2,837,063	13.1%	2,944,446	15.0%	-3.6%
OTHER (EXPENSES) INCOME, NET	(229,420)	-1.1%	(142,765)	-0.7%	60.7%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	372,756	1.7%	340,115	1.7%	9.6%
Interest income	(230,632)	-1.1%	(162,887)	-0.8%	41.6%
Foreign exchange (gain) loss	198,195	0.9%	137,514	0.7%	44.1%
	340,319	1.6%	314,742	1.6%	8.1%

INCOME BEFORE INCOME TAX	2,267,323	11.5%	2,486,939	12.7%	-8.8%

INCOME TAX EXPENSE	828,555	3.8%	906,997	4.6%	-8.6%
NET INCOME	1,438,768	6.6%	1,579,942	4.6%	-8.9%
MAJORITY INTEREST	1,429,238	6.6%	1,511,763	7.7%	-5.5%
MINORITY INTEREST	9,530	0.0%	68,179	0.3%	-86.0%
NET INCOME	1,438,768	6.6%	1,579,942	8.0%	-8.9%
NET INCOME Adjusted by FX	1,765,609	8.1%	1,649,534	8.4%	7.0%
Earnings per share	4.30		4.72
Earnings per share Adjusted by FX	5.27		4.93
Adjusted EBITDA	4,688,215	21.6%	4,207,347	21.4%	11.4%

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	27

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31,

(thousands of pesos)	2011	2010

Net income	1,429,238	1,511,763
Non-cash items:
Depreciation	352,666	362,351
Minority interest	9,530	68,179
Amortization of Trademark Beta	-	45,527
Deferred income taxes	739,881	906,997
	2,531,315	2,894,817
(Increase) decrease in:
Trade accounts receivable	(729,318)	(1,318,744)
Inventories (w/land)	(3,657,065)	(3,958,318)
Trade accounts payable	(228,096)	617,195
Other A&L, net	258,238	(452,614)
Changes in operating assets and liabilities	(4,356,240)	(5,112,481)

Operating cash flow	(1,824,925)	(2,217,664)
Capex	(136,232)	(254,341)

Free cash flow	(1,961,157)	(2,472,005)

Net financing activities	2,442,989	2,655,811

Net (decrease) increase in cash and cash equivalents	481,832	183,806

Balance at beginning of period	3,435,222	3,251,416

Balance at end of period	3,917,054	3,435,222

FOURTH QUARTER AND FULL YEAR 2011 RESULTS	28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 28 , 2012	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer